                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                           (Amendment No.    2  )
                                           -----


                         Alliance Entertainment Corp.
       ----------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $.0001 par value
       ----------------------------------------------------------------
                        (Title of Class of Securities)


                                   018593103
       ----------------------------------------------------------------
                                (CUSIP Number)



                Mr. James T. Byrne, Jr. Office of the Secretary
                      Bankers Trust New York Corporation,
                      280 Park Avenue, New York, NY 10017
                              Tel. (212) 250-1869
       ----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 July 16, 1996
       ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                 SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP NO.                       018593103
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                BT Capital Partners, Inc.
                                EIN No. 13-2725387
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY
- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

                                WC, BK (See Item 3)
- --------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [X]
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                Delaware
- --------------------------------------------------------------------------------
   NUMBERS OF     7.  SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   8,802,523
 OWNED BY EACH        ----------------------------------------------------------
   REPORTING      8.  SHARED VOTING POWER
  PERSON WITH
                                        0
                      ----------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER

                                8,802,523
                      ----------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                                        0
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                8,802,523
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                20.8%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                                CO
- --------------------------------------------------------------------------------

                                 SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP NO.                       018593103
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Bankers Trust Company.
                                EIN No. 13-4941247
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY
- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

                                OO (See Item 3)
- --------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [X]
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                New York
- --------------------------------------------------------------------------------
   NUMBERS OF     7.  SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   71,300
 OWNED BY EACH        ----------------------------------------------------------
   REPORTING      8.  SHARED VOTING POWER
  PERSON WITH
                                     0
                      ----------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER

                                71,300
                      ----------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                                     0
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                71,300
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                0.2%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                                BK, IA
- --------------------------------------------------------------------------------

                                 SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP NO.                       018593103
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Bankers Trust New York Corporation
                                EIN No. 13-6180473
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY
- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

                                WC, BK (See Item 3)
- --------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [X]
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                Delaware
- --------------------------------------------------------------------------------
   NUMBERS OF     7.  SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   0*
 OWNED BY EACH        ----------------------------------------------------------
   REPORTING      8.  SHARED VOTING POWER
  PERSON WITH
                                0
                      ----------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER

                                0*
                      ----------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                                0
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                0*
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                0*
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                                CO
- --------------------------------------------------------------------------------


___________
* BT Capital Partners, Inc. is an indirect wholly-owned subsidiary of Bankers Trust New York Corporation. Bankers Trust Company is a direct wholly-owned subsidiary of Bankers Trust New York Corporation. As a result, Bankers Trust New York Corporation may be deemed to be the indirect beneficial owner of shares of Common Stock owned or deemed to be owned by BT Capital Partners, Inc. and Bankers Trust Company.

ITEM 1.  SECURITY AND ISSUER

             This Amendment No. 2 amends a statement on Schedule 13D relating to the Common Stock, par value $.0001 per share ("Common Stock"), of Alliance
                                               ------------
Entertainment Corp. (the "Issuer"), filed with the Securities and Exchange
                          ------
Commission on June 14, 1996, and subsequently amended (as amended, the "Original
                                                                        --------
13D") by the filing persons described under Item 2.
- ---

             This Amendment No. 2 to the Original 13D relates to the acquisition by BT Capital Partners, Inc. ("BT Capital Partners") of 350,000 shares of Series
                               -------------------
A Convertible Preferred Stock, $0.01 par value per share (the "Preferred
                                                               ---------
Stock"), which are convertible into shares of Common Stock under certain terms
- -----
and conditions as described in Item 5.

ITEM 2.  IDENTITY AND BACKGROUND.

             Item 2(a) through (c), Item 2(f).
             --------------------------------

             No change is made other than an amended schedule of the name, citizenship, business or residence address, principal occupation or employment, and name, principal business and address of any corporation or organization in which such employment is conducted of each director and executive officer of BTCo. and BTNY which is set forth in Annex A attached hereto and incorporated into this Item 2 by reference.

             Items 2(d) and (e).
             ------------------

             No change.


             Other than the addition of an amended Annex A, no change is made to the response to Item 2 in the Original 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             BT Capital Partners purchased 350,000 shares of Preferred Stock for an aggregate price of $35 million. Funds used in such acquisition came from a line of credit provided by BTNY.

            The shares of Preferred Stock were purchased by BT Capital Partners and another purchaser pursuant to a Preferred Stock Purchase Agreement dated July 16, 1996 (the "Purchase Agreement"), certain terms of which are more
                    ------------------
particularly described under Items 4 and 6 below.

ITEM 4.  PURPOSE OF TRANSACTION.

             BT Capital Partners acquired the Preferred Stock reported herein for investment purposes. BT Capital Partners and its affiliates may generally from time to time and in their sole discretion acquire or dispose of shares of Common Stock and other securities of the Issuer, either through negotiated transactions or through transactions in the open market.

             As of the date of this Amendment to statement on Schedule 13D, BT Capital Partners has no present plans or proposals which relate to or would result in the events described in parts (a) through (j) of Item 4 of Schedule 13D, except the following:

        1. BT Capital Partners acquired the Preferred Stock pursuant to the Purchase Agreement dated as of July 16, 1996 by and among the purchasers named therein and the Issuer (the "Purchase Agreement"). Under the Purchase
                                      ------------------
   Agreement, the Issuer is required to, among other things: (a) use best efforts to cause to be elected to the Boards of Directors of the Issuer and (if so requested, each subsidiary of the Issuer) two (2) directors designated by BT Capital Partners, and to take no action that would diminish the prospects of such directors being elected; (b) at the option of BT Capital Partners, in lieu of directors appointed by BT Capital Partners, permit up to two non-voting representatives of BT Capital Partners to attend all meetings of the Boards of Directors of the Issuer and its subsidiaries; (c) permit similar rights to certain other holders of Preferred Stock; and (d) provide standard notice, reimbursement and other benefits to the directors so designated.

        2. In addition, the Purchase Agreement requires the Issuer to exert its best efforts as promptly as practicable to satisfy the requirements of Rule 312.03 of the New York Stock Exchange Listed Company Manual by obtaining the approval and authorization of its stockholders for the issuance of Common Stock upon conversion of the Preferred Stock.


        The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached hereto as Exhibit 7.2, and is specifically incorporated in this Item 4 by reference.

             Other than the addition of the foregoing, no change is made to the response to Item 4 in the Original 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

             (a) As a result of acquiring the Preferred Stock, BT Capital Partners may be deemed to have acquired, on the date of acquisition of the Preferred Stock, beneficial ownership of the shares of Common Stock into which the Preferred Stock may be converted. Under the terms of the Preferred Stock, the Preferred Stock may be converted only after the issuance of Common Stock underlying such conversion is approved by the holders of the then outstanding Common Stock. The number of shares of Common Stock into which the Preferred Stock is convertible is obtained by multiplying the number of shares of Preferred Stock to be converted by the Liquidation Value thereof and dividing the result by the Conversion Price then in effect. The "Liquidation Value" of
                                                        -----------------
any share of Preferred Stock as of any particular date means an amount equal to the sum of $100.00 plus any accrued and unpaid dividends on such share of Preferred Stock. "Conversion Price" means seven dollars and twenty-five cents
                  ----------------
($7.25), subject to adjustment from time to time in order to prevent dilution. Until conversion, the dividend rate on the Preferred Stock is 7 7/8 % (seven and seven-eighths percent) per annum; dividends are not payable in cash but in additional shares of Preferred Stock.

             As of the date hereof, (i) BT Capital Partners beneficially owns 3,974,937 shares of Common Stock (of which 407,903 shares are the subject of warrants), which constituted, prior to the issuance of the Preferred Stock and the underlying shares into which the Preferred Stock is convertible, 10.8% of the issued and outstanding shares of Common Stock of the Issuer**, and (ii) if BT Capital Partners converted all of the shares of Preferred Stock held by it (assuming the requisite shareholder consent has been obtained and BT Capital Partners has met all other requirements for conversion), it would beneficially own 4,827,586 additional shares of Common Stock as a result of such conversion, which would constitute 11.4% of the issued and outstanding shares of Common Stock of the Issuer. After such conversion, therefore, BT Capital Partners would hold 8,802,523 shares (including the shares which are the subject of warrants), which would constitute 20.8% of the issued and outstanding shares of Common Stock of the Issuer.

             As a parent of each of the Purchasers, Bankers Trust New York Corporation may be deemed to be the indirect beneficial owner of the shares of Common Stock owned by the Purchasers.

             To the best knowledge and belief of the Purchasers and BTNY, none of the persons listed on Annex A to the Original 13D beneficially owns any shares of Common Stock.

__________
** After giving effect to the exercise of warrants.  Percentages used in this
Item 5 are based on the number of securities outstanding as contained in the most recently available filing by the Issuer with the Securities and Exchange Commission.

             (b) Each Purchaser has sole power to vote and dispose of the shares of Common Stock beneficially owned by it, including the shares that would be acquired upon conversion of the Preferred Stock.

             BT Capital Partners entered into a Voting Agreement dated as of July 15, 1996 with the Issuer and certain other holders of Common Stock (the "Voting Agreement"). Under the Voting Agreement, each holder of Common Stock
 ----------------
agrees to vote for (a) the approval of the conversion rights of the Preferred Stock, as set forth in the Issuer's Certificate of Designations governing the Preferred Stock, and (b) the approval of the Issuer's issuance of Common Stock pursuant to any exercise of any of such conversion rights. Because of such voting arrangements, BT Capital Partners may be considered to be a member of a group together with the other parties to the Voting Agreement for purposes of Rule 16a-1(a)(1). However, BT Capital Partners disclaims membership in any such group and disclaims beneficial ownership of the shares of Common Stock or Preferred Stock owned by the other parties to the Voting Agreement. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 7.4, and such agreement is specifically incorporated in this Item 5 by reference.

             BT Capital Partners is also a party to an Inducement Agreement with Joseph J. Bianco, the chairman and chief executive officer of the Issuer (the "Management Stockholder"), and the other purchasers of Preferred Stock, pursuant
 ----------------------
to which the Management Stockholder agrees to vote for and use best efforts to cause (a) the approval of the conversion rights of the Preferred Stock and (b) the approval of the Issuer's issuance of Common Stock pursuant to any exercise of such conversion rights. Because of the agreement with the Management Stockholder and the other purchasers, BT Capital Partners may be considered to be a member of a group together with the other parties to the Inducement Agreement, including the Management Stockholder, for purposes of Rule 16a-1(a)(1). However, BT Capital Partners disclaims membership in any such group and disclaims beneficial ownership of the shares of Common Stock or Preferred Stock owned by the other parties to the Inducement Agreement. The foregoing description of the Inducement Agreement is qualified in its entirety by reference to the Inducement Agreement, a copy of which is attached hereto as
Exhibit 7.4, and such agreement is specifically incorporated in this Item 5 by reference.

             (c) Other than the acquisition of shares of Preferred Stock, which are convertible into shares of Common Stock, none of the persons referred to in paragraph (a) have engaged in any transactions in shares of Common Stock since June 18, 1996, the date of Amendment No.1 to Schedule 13D.

             (d)  No change.

             (e)  Not applicable.

             Other than the addition of the foregoing, no change is made to the response to Item 5 in the Original 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             In addition to the contracts, arrangements, understandings or relationships described in Item 6 to the Original 13D, certain persons named in
Item 2 are parties to the following agreements:

             1.   Purchase Agreement and Registration Rights.  BT Capital
                  ------------------------------------------
Partners acquired its shares of Preferred Stock under the Purchase Agreement. In addition to the provisions governing the acquisition of Preferred Stock, the Purchase Agreement contains provisions relating to the Board of Directors and the voting of shares, as more particularly described under Item 4(d) above. The Purchase Agreement also contains standard representations and warranties and covenants by the Issuer.

             The Purchase Agreement contains standard investment representations by the purchasers of the Preferred Stock. In addition, the holders of the Preferred Stock agree (i) not to transfer such shares or shares of Common Stock to a competitor of the Issuer without the prior consent of the Issuer's Board of Directors, or (ii) except for sales on the New York Stock Exchange or otherwise made in the open market, or pursuant to a public offering, not to sell or transfer shares of Preferred Stock to any transferee unless such transferee has been approved by the Issuer, such approval not to be unreasonably withheld or delayed.

             Under the Purchase Agreement, the Issuer is under an obligation to maintain an effective registration statement under the Securities Act of 1933, as amended, with respect to all shares of Common Stock which BT Capital Partners may acquire through conversion of the Preferred Stock and all other shares previously acquired by BT Capital Partners. If such registration is not maintained, BT Capital Partners will have certain registration rights which are set forth in the Registration Rights, the terms of which are attached as Exhibit B to the Purchase Agreement which is attached hereto as Exhibit 7.2.

             Because BT Capital Partners has entered into the Purchase Agreement together with certain other purchasers of Preferred Stock, it might be considered to be a member of a group together with the other parties to the Purchase Agreement. However, BT Capital Partners disclaims membership in any such group and disclaims beneficial ownership of the shares of Common Stock or Preferred Stock owned by the other purchasers under the Purchase Agreement.

             The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, including the Registration Rights set forth in Exhibit B thereto, a copy of which is included herein as
Exhibit 7.2, and such agreement is specifically incorporated in this Item 6 by reference.

             2.  Certificate of Designations.  The terms of the Preferred Stock
                 ---------------------------
are set forth in the Issuer's Certificate of Designations, certain terms of which are described in Item 5(a). A copy of the Certificate of Designations is attached hereto as Exhibit 7.3, and such Certificate is specifically incorporated in this Item 6 by reference.

             3.  Inducement Agreement.  In order to induce the purchase of
                 --------------------
Preferred Stock by BT Capital Partners and other purchasers, the Management Stockholder entered into the Inducement Agreement, certain terms of which are described in Item 5(b). In addition to such terms, the Management Stockholder has agreed to maintain certain levels of investment in the Issuer and has agreed to provide co-sale rights with respect to shares owned by him to the other parties to the Inducement Agreement. The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Inducement Agreement, a copy of which is included herein as Exhibit 7.4, and the Inducement Agreement is specifically incorporated in this Item 6 by reference.

             4.   Voting Agreement.  In connection with the purchase of the
                  ----------------
Preferred Stock, BT Capital Partners has entered into the Voting Agreement, certain terms of which are described under Item 5(b). A copy of the Voting Agreement attached hereto as Exhibit 7.5 is specifically incorporated in this
Item 6 by reference.

             Other than the addition of the foregoing, no change is made to the response to Item 6 in the Original 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

             7.1. Joint filing statement pursuant to Rule 13d-1(f)(1).

             7.2. Preferred Stock Purchase Agreement dated as of July 16, 1996, together with terms of Registration Rights attached as Exhibit B.

             7.3. Certificate of Designations covering the Preferred Stock.

             7.4. Inducement Agreement dated as of July 16, 1996.

             7.5. Voting Agreement dated as of July 16, 1996.

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 1996


Signature:   BANKERS TRUST NEW YORK CORPORATION

       By:   /s/ James T. Byrne
             ---------------------------------
     Name:   James T. Byrne
    Title:   Senior Vice President

                                    ANNEX A
                      BANKERS TRUST NEW YORK CORPORATION
                             BANKERS TRUST COMPANY


             The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of BTNY. Unless otherwise indicated, each individual listed below is also a director or executive officer of BTCo. To the best knowledge and belief of BTNY and BTCo., none of the following persons beneficially owns any shares of Common Stock.

                                         Occupation or Principal
   Name and Mail Address                 Business Affiliation                   Citizenship
   ---------------------                 --------------------                   -----------
                                         DIRECTORS
                                         ---------

   George B. Beitzel                     Retired Senior Vice President and          U.S.
   29 King Street                        Director
   Chappaqua, NY  10514-3432             International Business Machines
                                         Corporation

   Phillip A. Griffiths                  Chairman                                   U.S.
   Institute for Advanced Study          Institute for Advanced Study
   Olden Lane
   Princeton, NJ 08540

   William R. Howell                     Chairman of the Board                      U.S.
   J.C. Penney Company, Inc.             J.C. Penney Company, Inc.
   P.O. Box 10001
   Dallas, TX 75301-0001

   Jon M. Huntsman                       Chairman and Chief Executive Officer       U.S.
   Huntsman Corporation                  Huntsman Chemical Corporation
   500 Huntsman Way
   Salt Lake City, UT 84108

   Vernon E. Jordan, Jr.                 Senior Partner                             U.S.
   Akin, Gump, Strauss, Hauer & Feld,    Akin, Gump, Strauss, Hauer & Feld, LLP
   LLP
   1333 New Hampshire Avenue, N.W.
   Suite 400
   Washington D.C. 20036


   Hamish Maxwell                        Retired Chairman and Chief Executive       U.S.
   Philip Morris Companies, Inc.         Officer
   100 Park Avenue                       Philip Morris Companies Inc.
   New York, NY 10017

   Frank N. Newman                       Chairman of the Board and Chief            U.S.
   Bankers Trust Company                 Executive Officer and President
   130 Liberty Street                    Bankers Trust Company;
   New York, NY 10006                    Chairman of the Board and Chief
                                         Executive Officer and President
                                         Bankers Trust New York Corporation

   N.J. Nicholas Jr.                     Investor                                   U.S.
   15 West 53rd Street, #34F
   New York, NY 10019

   Russell E. Palmer                     Chairman and Chief Executive Officer       U.S.
   The Palmer Group                      The Palmer Group
   3600 Market Street
   Suite 530
   Philadelphia, PA 19104

   Patricia Carry Stewart                Former Vice President                      U.S.
   Bankers Trust Company                 The Edna McConnell Clark Foundation
   c/o Office of the Secretary
   130 Liberty Street
   New York, NY 10006

   George J. Vojta                       Vice Chairman                              U.S.
   Bankers Trust Company                 Bankers Trust Company and
   130 Liberty Street                    Bankers Trust New York Corporation
   New York, NY 10006

   Donald L. Staheli                     Chairman and Chief Executive Officer       U.S.
   Continental Grain Company             United States Continental Grain Company
   277 Park Avenue, 50th Floor
   New York, NY 10172

                                         EXECUTIVE OFFICERS
                                         ------------------

   Geoffrey M. Fletcher                  Managing Director and Principal            U.S.
   Bankers Trust Company                 Accounting Officer
   130 Liberty Street                    Bankers Trust Company;
   New York, NY 10006                    Senior Vice President and Principal
                                         Accounting Officer
                                         Bankers Trust New York Corporation


   Joseph A. Manganello, Jr.             Managing Director and Chief Credit         U.S.
   Bankers Trust Company                 Officer
   130 Liberty Street                    Bankers Trust Company;
   New York, NY 10006                    Executive Vice President and Chief
                                         Credit
                                         Officer
                                         Bankers Trust New York Corporation

   Richard H. Daniel                     Managing Director, Chief Financial         U.S.
   Bankers Trust Company                 Officer and Controller
   130 Liberty Street                    Bankers Trust Company;
   New York, NY 10006                    Executive Vice President, Chief
                                         Financial
                                         Officer and Controller
                                         Bankers Trust New York Corporation

   Melvin A. Yellin                      Managing Director and General Counsel      U.S.
   Bankers Trust Company                 Bankers Trust Company;
   130 Liberty Street                    Executive Vice President and General
   New York, NY 10006                    Counsel
                                         Bankers Trust New York Corporation

   Mark Bieler                           Managing Director                          U.S.
   Bankers Trust Company                 Bankers Trust Company;
   130 Liberty Street                    Executive Vice President
   New York, NY 10006                    Bankers Trust New York Corporation

   Christian Marie Yves De Balmann       Chairman                                   U.S., France
   Bankers Trust Company                 Bankers Trust International PLC;
   1 Appold Street                       Managing Director
   Broadgate, 4th Floor                  Bankers Trust Company;
   London, EC2A 2HE                      Senior Vice President
                                         Bankers Trust New York Corporation

   R. Kelly Doherty                      Managing Director                          U.S.
   Bankers Trust Company                 Bankers Trust Company;
   130 Liberty Street                    Senior Vice President
   New York, NY 10006                    Bankers Trust New York Corporation

   Robert A. Ferguson                    Executive Vice President                   Australia
   Bankers Trust Australia Limited       Bankers Trust Australia Limited;
   Level 15, The Chifley Tower           Managing Director
   2 Chifley Square                      Bankers Trust Company;
   Sydney, N.S.W. 2000                   Senior Vice President
   Australia                             Bankers Trust New York Corporation

   Alexander P. Frick                    Managing Director                          U.S.
   Bankers Trust Company                 Bankers Trust Company;
   130 Liberty Street                    Senior Vice President
   New York, NY 10006                    Bankers Trust New York Corporation


B.J. Kingdon                             Managing Director                          U.S.
Bankers Trust Company                    Bankers Trust Company;
130 Liberty Street                       Senior Vice President
New York, NY 10006                       Bankers Trust New York Corporation

Ian Martin                               Executive Vice President                   Australia
Bankers Trust Australia Limited          Bankers Trust Australia Limited;
Level 15, The Chifley Tower              Senior Vice President
2 Chifley Square                         Bankers Trust New York Corporation
Sydney, N.S.W. 2000
Australia

Rodney A. McLauchlan                     Managing Director                          U.S.
BT Securities Corporation                BT Securities Corporation;
130 Liberty Street                       Senior Vice President
New York, NY 10006                       Bankers Trust New York Corporation

Timothy S. Rattray                       Managing Director                          U.S.
Bankers Trust Company                    Bankers Trust Company;
Two Pacific Place                        Senior Vice President
36th Floor                               Bankers Trust New York Corporation
88 Queensway
Hong Kong

J. Edward Virtue                         Managing Director                          U.S.
BT Securities Corporation                BT Securities Corporation;
130 Liberty Street                       Senior Vice President
New York, NY 10006                       Bankers Trust New York Corporation


                            JOINT FILING STATEMENT

Pursuant to Rule 13d-1(f)(1), each of the undersigned hereby consents to the joint filing of Amendment No. 2 to a statement on Schedule 13D with respect to shares of Common Stock, $0.0001 par value, of Alliance Entertainment Corp., on behalf of each of them.

     Date:  July 18, 1996

Signature:  BANKERS TRUST NEW YORK CORPORATION

       By:  /s/ James T. Byrne
            -----------------------------------
     Name:  James T. Byrne
    Title:  Senior Vice President


Signature:  BANKERS TRUST COMPANY

       By:  /s/ James T. Byrne
            -----------------------------------
     Name:  James T. Byrne
    Title:  Senior Vice President


Signature:  BT CAPITAL PARTNERS, INC.

       By:  /s/ Brian Talbot
            -------------------------------------
     Name:  Brian Talbot
    Title:  Secretary/Treasurer

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